TSX: CAL
NASDAQ-OTCBB: CALVF
AIM: CMCL

CALEDONIA DOES AMENDED SEDAR FILINGS

Toronto, Ontario – February 21, 2007:   Caledonia Mining Corporation (“Caledonia”) announces that it has filed amended annual and interim Management Discussion and Analyses (“MD & A”) for the year ended December 31, 2005 and the first quarter of 2006 ended March 31, 2006.   The filings, which were made at the request of  the Ontario Securities Commission as part of its continuous disclosure review of the Company’s filings, more closely reflect the disclosure requirements of National Instrument 51-102.   In connection with the refiling of these MD & A’s, the Company has also filed updated Certificates of its CEO and CFO pursuant to the provisions of Multilateral Instrument 52-109.

The amended MD & A’s and Certificates have been posted on SEDAR and may be viewed at www.sedar.com

For more information, please contact:

Stefan Hayden

Alex Buck/Nick Bias

President & CEO, Caledonia Mining

buck-bias

Tel: +27 11 447 2499

Tel: +44 7932 740 452

Further information regarding Caledonia’s exploration activities and operations along with its latest financials may be found at www.caledoniamining.com.